Filed pursuant to Rule 424(b)(3)
                                                             File No. 333-119338

[LOGO]   DEARBORN CAPITAL
         MANAGEMENT, L.L.C                                         June 14, 2005


       SUPPLEMENT DATED JUNE 14, 2005 TO PROSPECTUS DATED DECEMBER 1, 2004


Dear Investor(s):

                 GRANT PARK FUTURES FUND MAY PERFORMANCE UPDATE

                                                         2005
FUND                                         MAY         YTD                 TOTAL NAV      NAV/UNIT
GRANT PARK FUTURES FUND CLASS A UNITS       3.98%       -4.47%                 $61.8M      $1,054.176
GRANT PARK FUTURES FUND CLASS B UNITS       3.90%       -4.85%                $228.9M        $938.317
                                                         2005      % OF
TRADING ADVISORS                             MAY         YTD        FUND
    Rabar Market Research (Div)             5.77%       -8.73%       20%
    EMC Capital Management (Classic)        3.87%       -1.30%       20%
    Eckhardt Trading (Global)               5.62%        1.05%        9%
    Graham Capital Management (GDP)         0.43%      -12.27%       20%
    Winton Capital Management (Div)         5.94%        5.04%       20%
    Saxon Investment Corp (Div)             2.93%       -6.88%       11%

              ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES


Performance for the Grant Park Futures Fund was positive for the month of May. Gains were attributed to the fixed income and currency sectors, while the remaining four sectors registered modest losses for the month.


FIXED INCOME
Long positions in domestic fixed income markets benefited from signs that U.S. economic and inflationary pressures are easing. As a result, many market participants are anticipating that interest rate increases by the Federal Reserve will come to an end soon. Long positions in European fixed income markets were also profitable as prices rose steadily amidst a "flight to quality" rally, brought on by continued weakness in the Euro currency. Prices were additionally boosted as economic growth appeared to be moderating and perhaps weakening throughout Europe, putting pressure on the European Central Bank to ease rates after a two-year rate freeze.


CURRENCIES
Long U.S. dollar, short European currency positions posted solid gains as negative sentiment in Europe continued to build. European confidence fell to a 21-month low in May as high oil prices, high unemployment, and France's rejection of the European Constitution sent the Euro to seven-month lows against the greenback. The Fund's short Euro position was the most profitable currency trade for the month. Short Swiss Franc positions were additionally profitable as were long U.S. dollar index positions.

            555 West Jackson Suite 600 Chicago, IL 60661 312.756.4450
                        312.756.4452 fax    800.217.7955
      Performance Hotline: 866.516.1574 (Toll Free) www.dearborncapital.com

Losses in the remaining sectors were modest, with the most notable being in the energy sector. Short positions suffered as crude oil prices rose amidst tightening supply concerns as we head into the summer driving season.


Please contact our backoffice at funds@dearborncapital.com if you would like access to our website. The website contains daily Fund performance as well as weekly and monthly Fund performance with commentary. Other Fund statistics and information are also included. Please specify a user ID and password on your request. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450.



Sincerely,



/s/ David Kavanagh

David Kavanagh
President


Enclosures


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
                 FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK
                     AND IS NOT SUITABLE FOR ALL INVESTORS
           THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,
                          OFFERING BY PROSPECTUS ONLY

  DAILY FUND PERFORMANCE IS AVAILABLE ON OUR WEBSITE AT WWW.DEARBORNCAPITAL.COM
    ALONG WITH WEEKLY COMMENTARY. PLEASE E-MAIL FUNDS@DEARBORNCAPITAL.COM TO REQUEST ACCESS. WEEKLY PERFORMANCE INFORMATION IS ALSO AVAILABLE ON OUR
      PERFORMANCE HOTLINE AT (312)788-2272 OR (866) 516-1574 (TOLL FREE).


            555 West Jackson Suite 600 Chicago, IL 60661 312.756.4450
                        312.756.4452 fax    800.217.7955
      Performance Hotline: 866.516.1574 (Toll Free) www.dearborncapital.com